UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. __1)*

Entera Bio Ltd.
(Name of Issuer)

Ordinary Shares Nominal value of NIS 0.0000769 per share
(Title of Class of Securities)

M40527109
(CUSIP Number)

May 19, 2021
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Cusip No. 21833P103_________	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Knoll Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,484,275
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,484,275

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,484,275
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
12.	TYPE OF REPORTING PERSON LLC

Cusip No. 21833P103_________	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Fred Knoll
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	2,484,275
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,484,275

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,484,275
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
12.	TYPE OF REPORTING PERSON IN

Cusip No. 21833P103_________	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS Gakasa Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,484,275
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,484,275

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,484,275
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
12.	TYPE OF REPORTING PERSON LLC

Cusip No. 21833P103_________	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Entera Bio LTD. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Kiryat Hadassa Minrav Building – Fifth Floor, Jerusalem 9112002, Israel

Item 2(a).	Name of Persons Filing:

Knoll Capital Management LLC (“KCM”)

Fred Knoll (“Knoll”)

Gakasa Holdings, LLC. (“Gakasa”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principle business address for each of KCM, Knoll and Gakasa is 201 S. Biscayne Blvd suite 800, Miami, FL 33131

Cusip No. 21833P103_________	13G	Page 6 of 8 Pages

Item 2(c).	Citizenship:

KCM is a limited liability company formed and existing under the laws of the State of Florida.

Knoll is a citizen of the United States.

Gakasa is a limited liability company organized under the laws of the State of Florida.

Item 2(d).	Title of Class of Securities:

Ordinary Shares Nominal value of NIS 0.0000769 per share ("Ordinary Shares")

Item 2(e).	CUSIP Number:

M40527109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)            Amount beneficially owned:

As of this filing: Gakasa beneficially owns 2,484,275 Shares of the Issuer’s Common Stock. Each of KCM and Knoll beneficially own 2,484,275 Shares of the Issuer’s Common Stock. KCM has trading authority for Gakasa, and Knoll is the President of KCM.

Cusip No. 21833P103_________	13G	Page 7 of 8 Pages

(b)            Percent of Class:

The shares of the Issuer’s Common Stock beneficially owned by each of Gakasa, KCM and Knoll constitute 10.4% of the Issuer’s Common Stock outstanding.

This percentage is calculated based on the company’s May 20,2021 6k, stating that as of March 31, 2021, Entera had 23,776,785 ordinary shares outstanding.

(c)            Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,484,275

KCM, Knoll and Gakasa share the power to vote or direct the vote of those shares of Common Stock owned by Gakasa.

(iii)	sole power to dispose or to direct the disposition of:

(iv)	shared power to dispose or to direct the disposition of: 2,484,275

KCM, Knoll and Gakasa share the power to dispose of or direct the disposition of those shares of Common Stock owned by Gakasa.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By Signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 21833P103_________	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

KNOLL CAPITAL MANAGEMENT, LLC.

By: /s/ Fred Knoll
Dated: June 10, 2021	Name: Fred Knoll
Title: President

/s/ Fred Knoll
Dated: June 10, 2021	Fred Knoll

GAKASA HOLDINGS, LLC.
By: Knoll Capital Management, LLC,

By: /s/ Fred Knoll
Dated: June 10, 2021	Name: Fred Knoll
Title: President

Page 8 of 8